Platinum Group Metals Ltd.

Consolidated Financial Statements

(Expressed in thousands of United States Dollars unless otherwise noted)

For the year ended August 31, 2024

Filed: November 27, 2024

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Platinum Group Metals Ltd (the “Company”) are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at August 31, 2024. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at August 31, 2024 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Greg Blair	/s/ Frank Hallam
Greg Blair	Frank Hallam
Chief Financial Officer	President, Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Platinum Group Metals Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Platinum Group Metals Ltd. and its subsidiaries (the Company) as at August 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as at August 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at August 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring net losses and used cash in operating activities, and has stated that these conditions, among others, give rise to material uncertainties that raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators for mineral properties
As described in Notes 2, 3, and 4 to the consolidated financial statements, the carrying amount of mineral properties is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (impairment indicators). The carrying amount of the Company's mineral properties was $47.0 million as at August 31, 2024, which all related to the Waterberg project (the Project). Management applies judgment to assess whether there are impairment indicators present that give rise to the requirement to conduct an impairment test. Events or changes in circumstances that could trigger an impairment test include: (i) significant adverse changes in the business climate, including decreases in forecasted future metal prices; (ii) significant changes in the extent or manner in which the assets are being used or their physical condition, including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the assets.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators for mineral properties is a critical audit matter are that there was significant judgment by management when assessing whether there were indicators of impairment related to the Project, specifically related to assessing whether there were: (i) significant adverse changes in the business climate, including decreases in forecasted future metal prices; (ii) significant changes in the extent or manner in which the asset is being used or its physical condition, including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the asset. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the judgments made by management in their assessment of impairment indicators that could give rise to the requirement to conduct an impairment test.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of impairment indicators for the Project. These procedures also included, among others: (i) evaluating whether there were significant adverse changes in the business climate, including decreases in forecasted future metal prices by considering external market and industry data; (ii) evaluating whether there were any significant changes in the extent or manner in which the asset is being used or its physical condition by assessing any significant decreases in mineral reserves and by considering any new mineral reserve and resource technical reports; and (iii) assessing whether there were significant decreases in the market price of the asset by considering any significant or prolonged declines in the Company's share price, and evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
November 27, 2024

We have served as the Company's auditor since 2007.

PLATINUM GROUP METALS LTD.

Consolidated Statements of Financial Position

(in thousands of United States Dollars)

	August 31, 2024	August 31, 2023
ASSETS

Current
Cash and cash equivalents	$3,701	$6,989
Amounts receivable	225	215
Prepaid expenses	303	348
Total current assets	4,229	7,552

Performance bonds and other assets	313	235
Mineral properties (Note 4)	47,029	41,614
Property, equipment and other (Note 6)	522	620
Total assets	$52,093	$50,021

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 8)	$905	$1,367
Total current liabilities	905	1,367

Asset retirement obligation	83	91
Share based liabilities (Note 9)	1,092	872
Lease liability (Note 7)	263	317
Total liabilities	$2,343	$2,647

SHAREHOLDERS' EQUITY
Share capital (Note 9)	$939,787	$937,040
Contributed surplus	34,651	33,761
Accumulated other comprehensive loss	(167,690)	(170,337)
Deficit	(780,002)	(774,735)
Total shareholders' equity attributable to
shareholders of Platinum Group Metals Ltd.	$26,746	$25,729

Non-controlling interest (Note 10)	23,004	21,645
Total shareholders' equity	$49,750	$47,374
Total liabilities and shareholders' equity	$52,093	$50,021

Nature of Operations and Going Concern (Note 1)
Lion Battery Technologies Inc (Note 5)
Contingencies and Commitments (Note 12)

Approved by the Board of Directors and authorized for issue on November 27, 2024

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

PLATINUM GROUP METALS LTD.

Consolidated Statements of Loss and Comprehensive Loss

(in thousands of United States Dollars except share and per share data)

	August 31, 2024	August 31, 2023

Expenses
General and administrative (Note 15)	$3,422	$3,894
Foreign exchange gain	(4)	(245)
Share of joint venture expenditures - Lion Battery (Note 5)	232	575
Stock based compensation expense	1,362	1,981
	$5,012	$6,205

Other Income
Other income	$(436)	$(584)
Loss for the year before income taxes	$4,576	$5,621

Deferred income tax expense (Note 18)	$31	$42
Net Loss	4,607	5,663
Items that may be subsequently reclassified to net loss:
Currency translation adjustment	$(2,622)	$4,182

Comprehensive loss for the year	$1,985	$9,845

Net loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$4,607	$5,663
	$4,607	$5,663

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$1,985	$9,845
	$1,985	$9,845

Basic and diluted loss per common share	$0.05	$0.06

Weighted average number of common shares outstanding:
Basic and diluted	102,345,137	99,939,254

PLATINUM GROUP METALS LTD.

Consolidated Statements of Changes in Equity

(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2022	98,952,372	$934,976	$32,077	$(166,155)	$(768,397)	$32,501	$19,054	$51,555

Stock based compensation	-	-	2,179	-	-	2,179	-	2,179
Restricted share units redeemed	155,488	409	(449)	-	-	(40)	-	(40)
Share options exercised	60,667	128	(46)	-	-	82	-	82
Share issuance - financing	1,089,503	1,975	-	-	-	1,975	-	1,975
Share issuance costs	-	(448)	-	-	-	(448)	-	(448)
Contributions of Waterberg JV Co.	-	-	-	-	(675)	(675)	2,591	1,916
Currency translation adjustment	-	-	-	(4,182)	-	(4,182)	-	(4,182)
Net loss for the period	-	-	-	-	(5,663)	(5,663)	-	(5,663)
Balance August 31, 2023	100,258,030	$937,040	$33,761	$(170,337)	$(774,735)	$25,729	$21,645	$47,374

Stock based compensation	-	-	1,383	-	-	1,383	-	1,383
Restricted share units redeemed	103,473	386	(493)	-	-	(107)	-	(107)
Share issuance - financing	2,118,645	2,500	-	-	-	2,500	-	2,500
Share issuance costs	-	(139)	-	-	-	(139)	-	(139)
Dilution of non-controlling interest	-	-	-	25	(289)	(264)	(62)	(326)
Contributions of Waterberg JV Co.	-	-	-	-	(371)	(371)	1,421	1,050
Currency translation adjustment	-	-	-	2,622	-	2,622	-	2,622
Net loss for the period	-	-	-	-	(4,607)	(4,607)	-	(4,607)
Balance August 31, 2024	102,480,148	$939,787	$34,651	$(167,690)	$(780,002)	$26,746	$23,004	$49,750

4

PLATINUM GROUP METALS LTD.

Consolidated Statements of Cash Flows

(in thousands of United States Dollars)

	For the year ended
	August 31, 2024	August 31, 2023

OPERATING ACTIVITIES
Loss for the year	$(4,607)	$(5,663)

Add items not affecting cash / adjustments:
Depreciation	72	83
Unrealized foreign exchange gain	(24)	(340)
Deferred income tax expense	31	42
Stock based compensation expense	1,362	1,981
Share of joint venture expenditures	232	575
Directors' fees paid in deferred share units	183	177
Net change in non-cash working capital (Note 13)	319	(645)
	$(2,432)	$(3,790)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$2,500	$1,975
Equity issuance costs	(139)	(448)
Share unit cash settlement	(107)	(40)
Cash received from option exercises	-	82
Lease payments made	(88)	(88)
Cash received from Waterberg partners	465	2,220
	$2,631	$3,701

INVESTING ACTIVITIES
Performance bonds	$(63)	$(53)
Investment in Lion	(232)	(575)
Expenditures incurred on Waterberg Project	(3,422)	(4,446)
	$(3,717)	$(5,074)

Net decrease in cash	(3,518)	(5,163)
Effect of foreign exchange on cash	230	(178)
Cash, beginning of year	6,989	12,330

Cash, end of year	$3,701	$6,989

PLATINUM GROUP METALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements
For the year ended August 31, 2024
(in thousands of United States Dollars unless otherwise stated except share and per share data)

1. NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American, LLC ("NYSE American") in the United States of America.  The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.  Key metals of economic interest on the Company's mineral properties include platinum, palladium, rhodium, gold, copper, and nickel.

The Company's head office and principal place of business is located at Suite 838-1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning a majority of Lion's shares.  The Company's subsidiaries and joint ventures as at August 31, 2024 are as follows:

		Place of incorporation and operation	Proportion of ownership interest
	Principal activity		August 31, 2024	August 31, 2023

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.00%	100.00%
Mnombo Wethu Consultants (Pty) Limited(1)	Development	South Africa	49.90%	49.90%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.19%	37.05%
Lion Battery Technologies Inc.	Research	Canada	52.08%	52.30%

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months.

At August 31, 2024 the Company had working capital of $3,324 and a cash balance of $3,701. During the year ended August 31, 2024 the Company incurred a total comprehensive loss of $1,985 and cash outflows from operating activities of $2,432.

Subsequent to August 31, 2024, on November 13, 2024, the Company filed a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. Management believes it will be required to source additional financing by way of private or public offerings of equity to meet the Company’s obligations and continue operations for at least the next twelve months. These conditions indicate the existence of material uncertainties that raise substantial doubt upon the Company’s ability to continue as a going concern.

The continued operations of the Company and the recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to obtain the necessary financing to complete the development of the Waterberg Projects and bring them to future profitable production. The Company does not generate cash flows from operations to fund its activities and therefore relies principally on the issuance of securities for financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Should the Company be unable to continue as a going concern, the financial position, results of operations, and cash flows reported in these financial statements may be subject to material adjustments. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards”).

Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.  The Company has consistently applied the accounting policies used in the preparation of its IFRS financial statements throughout all years presented.

a. Consolidation

The consolidated financial statements include include thoseassets, liabilities, equity, income and expenses of the Company and its subsidiaries, joint ventures and structured entities that it controls, using uniform accounting policies. Control exists when the Company has (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power to affect its returns.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company's equity.

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated on consolidation.

b. Translation of foreign currencies

Functional currency

Items included in the financial statements of the Company and each of the Company's subsidiaries and equity accounted investees are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Ltd.	Canadian Dollars
Lion Battery Technologies Inc.	United States Dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Waterberg JV Resources (Pty) Ltd	South African Rand

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD").

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Year-end rate:	R17.7676(2023 R18.8507)
Year average rate:	R18.6496 (2023 R18.0700)

CAD/USD
Year-end rate:	C$1.3491 (2023 C$1.3531)
Year average rate:	C$1.3608 (2023 C$1.3469)

Transactions and balances

Foreign currency transactions are translated into the relevant entity's functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  assets and liabilities are translated at the closing rate at the reporting date;
  income and expenses are translated at average exchange rates for the year; and
  all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

c. Joint Arrangements

The Company treats its investment in Lion as a joint venture.  A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.  Joint ventures are accounted for using the equity method of accounting.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

d. Change in ownership interests

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners.  A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interest in the subsidiary.  Any difference between the amount of the adjustment to non-controlling interests and any consideration received is recognized in a separate line in deficit.

e. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant, and equipment.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal, retirement or scrapping of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Capital assets are recorded at cost and are depreciated on a straight-line basis over the following periods:

Leasehold Improvements	3-5 years
Computer Equipment and software	3-5 years
Furniture and Fixtures	5-10 years
Office Lease	5 years lease term

 f. Exploration and Evaluation Assets & Mineral Properties

i) Exploration and Evaluation Assets

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with acquiring the rights to explore, prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Evaluation expenditures are costs incurred to establish the feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies. Exploration and evaluation expenditures are capitalized until it has been determined that a property is technically feasible and commercially viable.  Before reclassification to mineral properties (see below) an impairment test is conducted on the capitalized costs.

(ii)  Mineral properties

After the impairment test, the carrying value of the exploration and evaluation asset is reclassified as a mineral property. All costs, including pre-operating costs are capitalized until the point that the mineral property is capable of operating as intended. This is determined by: (i) completion of operational commissioning of major mine and plant components; (ii) operating results being achieved consistently for a period of time; (iii) indicators that these operating results will be continued; and (iv) other factors being present, including one or more of the following: a significant portion of the plant/mill capacity being achieved; a significant portion of available funding being directed towards operating activities; a predetermined, reasonable period of time being passed; or significant milestones for the development of the mineral property being achieved.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

Once the mineral property is capable of operating as intended, further operating costs, including depreciation, depletion and amortization, are included within inventory as incurred.

g. Impairment

Property, plant and equipment and mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, foreign exchange rates, mineral reserve and resource quantities, discount rates and the Company’s market capitalization are used by management in determining whether there are any indicators.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and its value in use. If the asset's carrying amount exceeds its recoverable amount, then an impairment loss is recognized.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

h. Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs.  The provision is discontinued using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs.  At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over the future life of the asset to which it relates.  The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

i. Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.  Accounts payable are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

j. Leases

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to the statement of operations and comprehensive income on a straight line basis over the lease term.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company then assesses (i) whether the contract involves the use of an identified asset, (ii) whether it has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and (iii) if it has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the consideration in the contract is allocated to each lease component proportionally based on their relative standalone prices.  The lease payments are discounted using the interest rate implicit in the lease.  If that rate cannot be readily determined, the lessee's incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

As a lessee, the Company recognizes a right-of-use asset, which is included in Property Equipment and Other, and a right-of-use lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

k. Share Capital

Common shares are classified as equity.  Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

l. Share-based payment transactions

Stock options

Stock options are settled in equity.  The fair values for stock-based awards have been estimated using the Black-Scholes model and recorded as compensation cost over the period of vesting.  The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable.  Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

Restricted share units

Restricted share units ("RSUs") represent an entitlement to one common share of the Company, upon vesting. RSUs provide the option of being settled in cash upon election by the Board of Directors. The fair value of RSUs granted is recognized as an expense over the vesting period and is measured at the time of grant.

Deferred share units

Deferred share units ("DSUs") are measured at fair value on grant date based on the market price of the Company's shares on the grant date.  DSUs are settled in cash based on the market price of the Company's shares on the entitlement date (which is when the respective director ceases to be a director of the Company).  The expense for DSUs is recognized over the vesting period and the DSUs are classified as a liability.  DSU liabilities are adjusted at each financial position reporting date for changes in fair value. Fully vested DSUs are revalued based on the market price of the Company's shares on the final day of the respective reporting period with changes in fair value being recognized in share-based compensation expenses.

m. Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Current tax expense is based on taxable profit for the year. Taxable profit differs from 'profit before tax' as reported in the consolidated statement of loss and other comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences.  Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

n. Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding.  The Company uses the treasury stock method for the calculation of diluted earnings per share.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

o. Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss, at fair value through other comprehensive income (loss), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and the debt's contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.  Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Derecognition of Financial assets

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

p. Accounting Standards

New Accounting Standards

Amendments - IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In 2021, the IASB issued narrow-scope amendments to IFRS Accounting Standards, including to IAS 1 and IAS 8. The amendments were made to help companies:

  improve accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements; and
  distinguish changes in accounting estimates from changes in accounting policies

The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The amendments to IAS 8 clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events.

The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the consolidated financial statements. Management reviewed the accounting policies and made updates to the information disclosed above in line with the amendments.

Accounting standards issued but not yet effective

IFRS 18 - Presentation and Disclosure in Financial Statements

IFRS 18 is effective for reporting periods beginning on or after 1 January 2027.  It introduces several new requirements that are expected to impact the presentation and disclosure of most, if not all, entities.  The Company is in the process of assessing the impact on the financial statements of the new standard.

3.   SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the financial statements in conformity with IFRS Accounting Standards requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

  Assessment of impairment indicator for Mineral Properties
  Assumption of control of Waterberg JV Co.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

Each of these judgments and estimates is considered in their respective notes or in more detail below.

Assessment of impairment indicators for Mineral Properties

The Company applies judgment to assess whether there are impairment indicators present that give rise to the requirement to conduct an impairment test. Events or changes in circumstances that could trigger an impairment test include; (i) significant adverse changes in the business climate including decreases in forecasted future metal prices; (ii) significant changes in the extent or manner in which the asset is being used or their physical condition including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the asset.

Assumption of control of Waterberg JV Co.

The Company has judged that it controls Waterberg JV Co. as it owns 37.19% of the outstanding shares of Waterberg JV Co. directly and indirectly through its 49.9% ownership of Mnombo which has a 26% direct ownership of Waterberg JV Co. giving the Company an effective 63.19% interest.  The Company has judged that it controls Mnombo through its 49.9% ownership of the outstanding shares of Mnombo, its current ability to direct the relevant activities of Mnombo including contributing all material capital to Mnombo for its capital calls from Waterberg JV Co. (and previous since acquiring its 49.9% share. Currently there are no other sources of funding known to be available to Mnombo. The Company is also the manager of the Waterberg JV Co. and maintains its right to be manager so long as it continues to hold the highest number of shares of Waterberg JV Co.  If in the future Waterberg JV Co. is not deemed to be controlled by the Company, the assets and liabilities of Waterberg JV Co. would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control.  Although the Company controls Waterberg JV Co., it does not have omnipotent knowledge of Mnombo’s other shareholders activities.  Mnombo’s 50.1% shareholders are historically disadvantaged South Africans.

4. MINERAL PROPERTIES

Since mid-2017, the Company's only active mineral property has been the Waterberg Project located on the Northern Limb of the Bushveld Igneous Complex.

Total capitalized costs for the Waterberg Project are as follows:

Balance August 31, 2022	$40,373
Additions	4,900
Foreign currency translation adjustment	(3,659)
Balance August 31, 2023	$41,614
Additions	3,016
Foreign currency translation adjustment	2,399
Balance August 31, 2024	$47,029

Waterberg Project

Mining Right

On January 28, 2021, the South African Department of Mineral Resources and Energy ("DMRE") issued a letter to Waterberg JV Co. notifying the Company that a mining right (the "Waterberg Mining Right") had been granted over the Waterberg Project area as applied for in 2018.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and currently remains active.

Location and Project Area

The Waterberg Project is located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane.  At August 31, 2024, the Waterberg Project covered an area of 29,161 hectares consisting of the Waterberg Mining Right, one active prospecting right, and one application for the incorporation of two adjacent farms into the Waterberg Mining Right.  Of the total project area, 20,482 hectares are covered by the Waterberg Mining Right.  On March 9, 2022, Waterberg JV Co. passed a resolution to apply for closure on 50,951 gross hectares of prospecting rights, of which 14,209 hectares are now held within the granted Waterberg Mining Right, leaving a net 36,742 hectares of uneconomic prospecting rights closed or in process of being closed.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

Acquisition of the Waterberg Project

In October 2009, PTM RSA, Japan Organization for Metals and Energy Security ("JOGMEC") and Mnombo entered into a joint venture agreement regarding the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($11.4 million at August 31, 2024, including accrued interest).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $8.9 million at August 31, 2024 ($8.5 million - August 31, 2023).

To August 31, 2024, an aggregate total of $89.1 million has been funded by all parties for exploration and engineering on the Waterberg Project.  Until the Waterberg prospecting rights were transferred to Waterberg JV Co., all costs incurred by other parties were treated as cost recoveries by the Company.

Current Ownership Waterberg JV Co.

At August 31, 2024 the Company held a controlling 50.16% interest in Waterberg JV Co., comprised of a direct 37.19% interest and an indirect 12.97% interest by way of its 49.9% shareholding in Black Economic Empowerment ("BEE") partner Mnombo.  Mnombo held a 26.0% direct interest in Waterberg JV Co., Impala Platinum Holdings Ltd. ("Implats") held a 14.86% direct interest, and HJM (defined below) held a 21.95% direct interest.

Historic Ownership Waterberg JV Co.

On November 6, 2017, Implats purchased an aggregate 15% equity interest in Waterberg JV Co. for $30 million (the "Implats Transaction"), comprised of an 8.6% interest from the Company for $17.2 million and a 6.4% interest from JOGMEC for $12.8 million.  Implats also acquired an option to increase its holdings in Waterberg JV Co. to 50.01% (the "Purchase and Development Option") in exchange for certain payments and project funding.  Implats also acquired a right of first refusal to match commercial offtake terms for the smelting and refining of mineral products from the Waterberg Project if Waterberg JV Co. proposed an offtake agreement with an arm's length third party.  JOGMEC or its nominee retained a right to direct the marketing of Waterberg concentrate and to receive, at market prices, up to all refined minerals produced from the Waterberg Project.

In March 2019 JOGMEC completed the sale of a 9.755% interest in Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").  In June 2023 JOGMEC and Hanwa reported the establishment of a special purpose company, HJ Platinum Metals Ltd. ("HJM"), to hold and fund their equity interests in the Waterberg Project, which were consolidated into a 21.95% interest for HJM, with JOGMEC to fund 75% of HJM's project commitments and Hanwa the remaining 25%.

On June 15, 2020, Implats elected not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic.

On December 11, 2023, Waterberg JV Co.'s board of directors unanimously approved a $1.65 million  interim budget.  Waterberg JV Co. shareholders also approved the interim budget, with Implats abstaining.  On December 12, 2023, Implats advised that in the current metal price environment Implats was halting capital expenditures across its portfolio and therefore could not fund their pro rata share of a cash call pursuant to the interim budget.  The Company elected to cover Implats pro rata share of the cash call and Implats' interest in Waterberg JV Co. was subsequently diluted from 15.0% to 14.95%.  On May 9, 2024, Implats advised they could not fund their pro rata share of a second cash call pursuant to the interim budget.  The Company again elected to cover Implats pro rata share of the cash call.  Following this second dilution which occurred on August 30, 2024, Impala holds 14.86% of Waterberg JV Co. and the Company concurrently increased its aggregate holdings to 50.16%.  Implats has advised Waterberg JV Co. that they will consider the funding of subsequent cash calls as future circumstances allow.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

Appeals and Legal Matters

During 2021 three notices of appeal and one urgent interdict application were filed by individual appellants against the January 28, 2021 granting of the Waterberg Mining Right.  During 2022 and 2023 all were dismissed by the Minister of the DMRE or the courts.

On May 7, 2021, an opposition group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries and the Environment to refuse condonation for the late filing of that group's appeal against the grant of an EA for the Waterberg Mine in November 2020.  The attorneys acting for Waterberg JV Co. filed a notice to oppose the application and required the group's legal counsel to file proof of the mandate to represent the appellant group.  Since filing their review application, the appellants have done nothing to progress their action and their legal counsel has not filed a proof of mandate.

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021 grant of the Waterberg Mining Right by the DMRE.  Many of the applicants participated in the earlier and unsuccessful appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMRE dismissing their appeals on or about October 13, 2022.  The two farms in question are not planned to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

5. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019, with the objective to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives.  Initially the Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion and on July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities (see below).  All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate five year period.  Amplats and the Company have funded Lion equally for an aggregate $4.612 million as of August 31, 2024 as follows:

Date	Gross Funding to Lion
July 2019	$1,100
June 2020	$700
February 2021	$700
February 2022	$500
February 2023	$590
June 2023	$560
November 2023	$362
December 2023	$100
Total	$4,612

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

After August 31, 2024 Amplats and the Company funded Lion equally for an aggregate further amount of $80.  The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  As the research was completed and milestones were achieved further tranches have been forwarded to FIU with a seventh tranche of funding of $117 advanced in December 2023.  Lion has provided aggregate research funding and patent filing fees to FIU in the amount of $3.85 million as of August 31, 2024.  Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

6.       PROPERTY, EQUIPMENT AND OTHER

	Buildings	Other	Right to Use Asset	Total
August 31, 2022	$172	$75	$105	$352

Additions	-	94	312	406
Disposals	-	(4)	-	(4)
Depreciation	(10)	(31)	(66)	(107)
Foreign Exchange	(16)	(8)	(3)	(27)
August 31, 2023	$146	$126	$348	$620

Additions	-	6	-	6
Disposals	(4)	-	-	(4)
Depreciation	(11)	(43)	(63)	(117)
Foreign Exchange	9	7	1	17
August 31, 2024	$140	$96	$286	$522

In 2024 the Company capitalized $45 of depreciation to mineral properties (2023 - $24)

7. LEASE

The Company recognizes lease liabilities and a right of use asset in relation to leases.  The right to use asset is recorded in Property, equipment and other and is in relation to an office lease.  The office lease was extended for five years during 2023.  Lease payments due for leases with terms less than one year total $23 (2023 - $31).

The following table summarizes the Company's lease liabilities:

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)
As at	August 31, 2024	August 31, 2023

Balance, beginning of year	$365	$125
Additions	-	312
Accretion of interest	40	20
Payments	(88)	(88)
Foreign Exchange	1	(3)
Balance, End of year	$318	$365

Current (included in Accounts Payable)	55	48
Non-current	263	317
Balance, End of year	318	365

8. ACCOUNTS PAYABLE

As at	August 31, 2024	August 31, 2023

General and Administrative	$294	$439
Waterberg	293	696
Audit	175	107
Legal	143	125
Balance, End of year	$905	$1,367

9. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b)    Shares Issued

Fiscal 2024

On September 18, 2023, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 2,118,645 common shares at a price of $1.18 each for gross proceeds of $2.5 million returning HCI's ownership in the Company to approximately 26%.

Fiscal 2023

On July 27, 2022, the Company entered into an equity distribution agreement with BMO Nesbitt Burns Inc. as Canadian Agent, and BMO as U.S. Agent, for a new at-the-market equity program (the "2022 ATM") to distribute up to $50 million of common shares.  No common shares were sold pursuant to the 2022 ATM prior to August 31, 2022.  In the year ended August 31, 2023 the Company sold 1,089,503 shares at an average price of $1.81 for gross proceeds of $1.975 million and net proceeds of $1.527 million after share issuance costs of $0.448 million were deducted.

(c) Incentive stock options

The Company has entered into Incentive share purchase option agreements under the terms of its share compensation plan with directors, officers, consultants and employees.  Under the terms of the share purchase option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

The following tables summarize the Company's outstanding share purchase options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2022	3,666,671	$ 3.45
Granted	1,358,000	$ 2.36
Forfeited	(170,167)	$ 3.20
Exercised	(60,667)	$ 1.81
Options outstanding at August 31, 2023	4,793,837	$ 3.17
Granted	589,950	$ 1.52
Cancelled	(937,000)	$ 6.25
Expired	(647,169)	$ 2.61
Options outstanding at August 31, 2024	3,799,618	$ 2.19

In fiscal 2023, the weighted average share price when options were exercised was $2.31.

Number Outstanding at August 31, 2024	Number Exercisable at August 31, 2024	Exercise Price in CAD	Average Remaining Contractual Life (Years)
99,000	99,000	$3.90	1.94
42,000	28,000	$3.40	2.06
21,000	14,000	$2.52	2.50
1,113,000	371,000	$2.37	3.09
1,120,000	746,667	$2.32	2.29
200,000	50,000	$2.28	3.69
614,668	614,668	$1.81	0.14
589,950	-	$1.52	4.09
3,799,618	1,923,335		2.52

During the year ended August 31, 2024, the Company granted 589,950 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the year ended August 31, 2023, the Company granted 1,158,000 share purchase options, from which 45,000 were cancelled in fiscal 2023, and the balance will vest in three tranches on the first, second and third anniversary of the grant.  A further 200,000 share purchase options were issued with 50,000 vesting September 8, 2023 and 150,000 vesting when certain performance conditions are met.

During the year ended August 31, 2024, the Company recorded $0.98 million of stock compensation costs (August 31, 2023 - $1.76 million) related to share purchase options, of which $0.95 million was expensed (August 31, 2024 - $1.65 million) and $0.03 million was capitalized to mineral properties (August 31, 2023 - $0.11 million).

The Company used the Black-Scholes model to determine the grant date fair value of share purchase options granted.  The following assumptions were used in valuing share purchase options granted during the year ended August 31, 2024 and August 31, 2023:

Period ended	August 31, 2024	August 31, 2023
Risk-free interest rate	4.48%	3.45%
Expected life of options	4.1 years	3.9 years
Annualized volatility[1]	79%	89%
Forfeiture rate	0.9%	0.6%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

(d) Deferred Share Units

The Company has established a deferred share unit ("DSU") plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSUs must be retained until each director leaves the board, at which time the DSUs are redeemed.

During the year ended August 31, 2024, director fees of $183 (August 31, 2023 - $178) were paid by the issuance of DSUs.  An expense of $34 (August 31, 2023 - $143 recovery) was recorded in share based compensation for the revaluation of fully vested DSUs.

At August 31, 2024 a total of 861,568 DSUs were issued and outstanding.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSUs vest over a three-year period.

During the year ended August 31, 2024, a stock compensation cost of $405 was recorded (August 31, 2023 - $496) of which $381 was expensed (August 31, 2023 - $476) and $23 was capitalized (August 31, 2023 - $20).  During the year ended August 31, 2024 the Company issued 297,099 RSUs which vest evenly on the first, second and third anniversary of issuance.  At August 31, 2024, 533,327 RSUs were issued and outstanding, with Nil of the outstanding RSU's being vested.

10. NON-CONTROLLING INTEREST

Company	Legal ownership held by non-controlling interests		Loss allocated to non-controlling interests		Accumulated non-controlling interests
	2024	2023	2024	2023	2024	2023
Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	$ 8,874	$ 8,503
Waterberg JV Co1	63.19%	63.05%	-	-	14,130	13,142
				Total	$23,004	$ 21,645

1Includes the 26% owned by Mnombo

11. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are as follows:

(a) During the year ended August 31, 2024 $327 (August 31, 2023 - $314) was paid or accrued to independent directors for directors' fees and services.

(b) During the year ended August 31, 2024, the Company paid or accrued payments of $53 (August 31, 2023 - $53) from West Vault Mining Inc., for accounting and administrative services.  The Company and West Vault Mining have one officer in common (Frank Hallam).

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors. As of August 31, 2024, HCI's ownership of the Company was reported at 26,955,994 common shares, representing a 26.3% interest in the Company.  In September 2023, HCI subscribed to a private placement for 2,118,645 common shares at US$1.18 per share for gross proceeds to the Company of $2.5 million, (see Share Capital (Note 9) for further details).

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

Key Management Compensation

The remuneration the CEO, CFO and other key management personnel and the directors during the years ended August 31, 2022 to 2024 is as follows:

Year ended	August 31, 2024	August 31, 2023
Salaries	$923	$889
Directors' fees	327	314
Share-based payments - management	817	1,359
Share-based payments - directors[1]	164	14
Total	$2,231	$2,576

1Share-based payments - directors, includes the revaluation of fully vested DSU's

12. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $0.4 million to February 2029.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$111	$275	$50	$-	$436
Environmental Bonds	47	142	95	-	284
Totals	$158	$417	$145	$-	$720

Africa Wide Legal Action - Dismissed

On April 26, 2018 a transaction was completed selling 100% of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately $74.0 million.  Maseve owned and operated the Maseve Mine.  Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") was required to simultaneously sell its 17.1% interest together with the Company's 82.9% interest in Maseve.

In September 2018, Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve seeking to set aside the sale of Maseve.  A trial to hear evidence occurred in the High Court of South Africa in October, 2021.  On June 14, 2022, the High Court dismissed Africa Wide's challenge.  Africa Wide appealed the ruling, which was ultimately dismissed by the South Africa Supreme Court of Appeal on November 10, 2022.  Africa Wide was ordered to make payment of the defendants' costs.

On July 10, 2023, Africa Wide applied to the President of the Supreme Court of Appeal for a reconsideration of the November 10, 2022 ruling of the Supreme Court of Appeal.  On October 6, 2023, the South African Supreme Court of Appeal dismissed Africa Wide's application.  Africa Wide was again ordered to pay costs.  On November 23, 2023, the High Court determined that Africa Wide owed the Company a total of R2.99 million in costs.  On November 29, 2023, the Company served Africa Wide by sheriff a demand for payment.  On January 30, 2024, at the offices of Africa Wide's parent company Wesizwe Platinum Ltd. ("Wesizwe"), the Company attempted to serve Africa Wide with a writ of execution.  Wesizwe refused to accept delivery.  On February 4, 2024 Africa Wide paid the Company R2.99 million (approximately $159 on that date), which was credited against legal fees in general and administration expenses for the period.

13. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)
Year ended	August 31, 2024	August 31, 2023

Amounts receivable, prepaid expenses and other assets	$48	$(172)
Accounts payable and other liabilities	271	(473)
	$319	$(645)

At August 31, 2024 $293 of accounts payable was capitalized to the Waterberg Project (August 31, 2023 $696).

14. SEGMENTED REPORTING

The Company operates in one segment being the development of the Waterberg Project in South Africa.   The Company operates in two geographical areas being Canada and South Africa.  All of the Company’s non-current assets are held in South Africa.

At August 31, 2024	Assets

Canada	$3,773
South Africa	48,320
$52,093

At August 31, 2023	Assets

Canada	$5,787
South Africa	44,234
$50,021

15. GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES	Year Ending August 31, 2024	Year Ending August 31, 2023
Salaries and benefits	$1,244	$1,220
Technical consulting fees	388	549
Accounting	350	383
Legal	333	320
Legal Recovery (Wesizwe)	(160)	-
Insurance	328	353
Regulatory fees	219	209
Shareholder relations	189	184
Travel	144	282
Depreciation	72	83
Other	315	311
Total	$3,422	$3,894

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

16. CAPITAL RISK MANAGEMENT

The Company's objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions. The Company does not currently declare or pay out dividends.

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Instruments

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, Fair Value Measurement, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

  Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3: Inputs that are unobservable (supported by little or no market activity).

The fair values of the Company's cash and cash equivalents, trade and other payables approximate their carrying values, which are the amounts recorded on the consolidated statement of financial position, due to their short-term nature.  The Company's other liabilities are categorized as Level 2

Risk Management

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a) Credit risk

Credit risk arises from the risk that the financial asset counterparty, may default or not meet its obligations timeously. The Company minimizes credit risk by monitoring the reliability of counterparties to settle assets.  The maximum exposure to the credit risk is represented by the carrying amount of all the financial assets.

(i) Cash

In order to manage credit and liquidity risk the Company holds cash only with Canadian chartered and South African banks.  The Company limits its exposure to credit loss by placing the majority of its cash and cash equivalents with two major financial institutions in Canada and South Africa and investing only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

(ii) Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the DMR as beneficiary in accordance with the Mineral and Petroleum Resources Development Act (the "MPRDA") and the Company's environmental management programme.

(b) Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans.  The Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions.

The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient cash to make debt repayments and working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain additional required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis.  Any such delay or sale could have a material and adverse effect on the Company's financial condition, results of operations and liquidity.

(c) Currency risk

The Company's functional currency is the Canadian dollar, while the consolidated presentation currency is the United States Dollar.  The functional currency of all South African subsidiaries is the Rand.  The Company's operations are in both Canada and South Africa; therefore, the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Rand and Canadian and United States dollars.  The Company's significant foreign currency exposures on financial instruments comprise cash, accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2024	August 31, 2023

Cash (Rand)	$529	$1,918
Cash (USD)	3,147	4,934
Accounts receivable (Rand)	197	176
Accounts payable (Rand)	328	434

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the United States dollar.  At August 31, 2024, based on this exposure a 10% strengthening/weakening in the United States dollar versus Rand foreign exchange rate and Canadian dollar would give rise to a decrease/increase in comprehensive loss for the year presented of approximately $4.1 million, (August 31, 2023 - $4.6 million).

(d)  Interest rate risk

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)

The Company's interest income earned on cash and on short term investments is exposed to interest rate risk. At August 31, 2024, based on this exposure an increase/decrease of 1% (e.g. 4% to 5%) in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $37.

At August 31, 2023, the carrying amounts of cash, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

18. INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2024	2023

Loss before income taxes	$4,576	$5,621

Income tax recovery at statutory rates	(1,235)	(1,518)
Difference of foreign tax rates	(3)	(7)
Non-deductible expenses and non-taxable portion of capital gains	733	921
Changes in unrecognized deferred tax assets and other	536	646
Income tax expense	31	42

Income tax expense consists of:
Current income taxes	$-	$-
Deferred income taxes	31	42
	$31	$42

The gross movement on the net deferred income tax account is as follows:

	2024	2023
Deferred tax liability at the beginning of the year	$-	$-
Tax expense relating to the loss from continuing operations	(31)	(42)
Tax recovery relating to components of other comprehensive loss	31	42
Deferred tax liability at the end of the year	$-	$-

The significant components of the Company's net deferred income tax liabilities are as follows:

	2024	2023
Mineral properties	$(2,221)	$(2,090)
Loss carry-forwards	2,221	2,090
	$-	$-

Unrecognized deductible temporary differences, unused tax losses and unused tax credits are attributed to the following:
	2024	2023
Tax Losses:
Operating loss carry-forwards - Canada	$162,555	$158,670
Operating loss carry-forwards - South Africa	112,981	133,524
	$275,536	$292,194

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

For the year ended August 31, 2024

(in thousands of United States Dollars unless otherwise stated except share and per share data)
Temporary Differences:
Mineral properties	$7,416	$7,394
Financing Costs	1,272	1,948
Property, plant and equipment	692	675
Foreign Exchange	27,807	-
Other	1,244	1,111
	$38,431	$11,128

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at August 31, 2024 was $17.9 million (2023 - $Nil).

The Company's Canadian operating loss carry-forwards expire between 2026 and 2040.  The Company's South African operating loss carry-forwards do not expire.  The Company's Canadian unused investment tax credit carry-forwards expire between 2029 and 2035. The Company's Canadian net capital loss carry-forwards do not expire.